# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5C Lending Partners Corp., CIK 0001998387
CUSIP: 000000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001441449
Persons authorized to receive notices and communications: Charles Hubbard, Ooredoo Tower (Building 14) Dafna Street, (Street 801), Al Dafna (Zone 61), Doha, Qatar (S3), 61, 0097444990696

## Reporting persons
- Qatar Investment Authority (CIK 0001441449): type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,122,383; shared voting power 0; sole dispositive power 2,122,383; shared dispositive power 0; aggregate amount beneficially owned 2,122,383 (17.7% of the class)
  Comment: The reported percentage is calculated based upon 11,984,588 shares of Common Stock outstanding as of March 23, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on March 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: 5C Lending Partners Corp.
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, of 5C Lending Partners Corp., a Maryland corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Qatar Investment Authority ("QIA" or the "Reporting Person"), the sovereign wealth fund of the State of Qatar, with respect to the common stock held of record by Q West Holding LLC (the "Investor"), a limited liability company formed under the laws of Qatar, and a wholly-owned subsidiary of the Reporting Person.
Residence or business address: The address of the principal business and principal office of the Reporting Person is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), PO Box 23224 Doha, State of Qatar.
Present principal occupation or employment: This Schedule 13D is filed by Qatar Investment Authority ("QIA" or the "Reporting Person"), the sovereign wealth fund of the State of Qatar, with respect to the common stock held of record by Q West Holding LLC (the "Investor"), a limited liability company formed under the laws of Qatar, and a wholly-owned subsidiary of the Reporting Person.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Qatar

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 19, 2026, the Issuer and the Investor entered into a subscription agreement (the "Subscription Agreement") for shares of Common Stock, par value $0.001 per share (the "Shares"). Pursuant to the Subscription Agreement, and subject to the Issuer Corporation Agreement, the Investor has agreed to purchase Shares from the Issuer for an aggregate purchase price of up to $198,000,000 (the "Commitment"), which is payable through periodic calls of all or a portion of the capital amount following delivery by the Issuer of a notice of a drawdown.

The source of funds to be used to purchase such Shares is expected to be cash reserves of the State of Qatar.

On 20 March 2026, following the Issuer's delivery of a drawdown notice pursuant to the Subscription Agreement, Q West Holding LLC acquired 2,122,383.00 shares of Common Stock at a price of $24.45 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The information provided in Items 2 & 3 of the Amendment is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has sole voting and dispositive power over 2,122,383 Common Stock, representing 17.71% of the outstanding Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 2,122,383.00

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 2,122,383.00

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating reference of Item 3.

## Signatures
- Qatar Investment Authority: Mohammed Fahad Al-Khulaifi, Head of Compliance and Governance (05/13/2026)